D. Boral Capital LLC

590 Madison Avenue

New York, NY 10022

February 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	FatPipe, Inc.
Registration Statement on Form S-1
File No. 333-280925

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Matthew Derby:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), D. Boral Capital LLC (“D. Boral”), as representative of the underwriters of the offering, hereby joins the request of FatPipe, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 5:00 p.m., Eastern Time, on Wednesday, February 12, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Best Regards,

D. Boral Capital LLC

/s/ Gaurav Verma
Gaurav Verma
Co-Head of Investment Banking